02030685

NO ACT
P.E 2-19-02
0-33425

April 1, 2002

Act 34
Section
Rule 12h-3
Public
Availability 4-1-02

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: NeoGenesis Pharmaceuticals, Inc.
Incoming letter dated February 19, 2002

Based on the facts presented, it is the Division's view that the effectiveness of NeoGenesis' registration statement on Form S-1 during fiscal year 2002 would not preclude NeoGenesis from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and NeoGenesis has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the questions presented.

Sincerely,

Carolyn Sherman

Carolyn Sherman
Special Counsel

PROCESSED
APR 1 2 2002
THOMSON
FINANCIAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2002

John J. Concannon III
Bingham Dana LLP
150 Federal Street
Boston, MA 02110-1726

Re: NeoGenesis Pharmaceuticals, Inc.

Dear Mr. Concannon:

In regard to your letter of February 19, 2002, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paula Dubberly
Chief Counsel

BINGHAM DANA

The Securities Exchange Act of 1934- Rule 12h-3

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
02 FEB 20 PM 3:46

February 19, 2002

VIA FEDERAL EXPRESS
Ms. Paula Dubberly
Division of Corporation Finance
Office of Chief Counsel
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Bingham Dana LLP
150 Federal Street
Boston, MA
02110-1726

T 617.951.8000
F 617.951.8736

www.bingham.com

Boston
New York
Washington
Los Angeles
Hartford
London
Singapore

Re: NeoGenesis Pharmaceuticals, Inc. – No-Action Request

Ladies and Gentlemen:

On behalf of our client, NeoGenesis Pharmaceuticals, Inc., a Delaware corporation ("NGPI"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") issue a no-action letter advising us that the Staff will not recommend enforcement action to the Commission if NGPI does not file an Annual Report on Form 10-K for its fiscal year ended December 31, 2001, or any other reports otherwise required by Sections 15(d) and 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Rules promulgated thereunder. Alternatively, we hereby request that the Commission exempt NGPI from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

Factual Background

On November 16, 2001, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), NGPI filed a registration statement on Form S-1 (Reg. No. 333-73508), as most recently amended on February 6, 2002 (the "Registration Statement"), which proposed an initial public offering (the "Initial Public Offering") of up to 7,130,000 shares of NGPI's common stock, par value $.001 per share (the "Common Stock"). NGPI also filed a registration statement on Form 8-A under the Exchange Act registering its Common Stock under Section 12(g) of the Exchange Act (the "Form 8-A Registration Statement") on December 20, 2001. Each of the Registration Statement and the Form 8-A Registration Statement were declared effective on February 7, 2002. NGPI expected that the public offering price, underwriting syndicate and related matters would be contained in a form of prospectus filed pursuant to Rule 424(b) of the Securities Act as permitted by Rule 430A of the Securities Act.

However, after discussion with J.P. Morgan Securities Inc., the managing underwriter for the Initial Public Offering, NGPI decided to withdraw the Initial Public Offering because of the deterioration of the stock market and other adverse market conditions. As a result of its decision to withdraw the Initial Public Offering, NGPI has not taken any further action with respect to the Initial Public Offering. NGPI has not issued and will not issue any shares of Common Stock pursuant to the Registration Statement. On February 8, 2002, NGPI filed with the Commission a letter requesting withdrawal of the Registration Statement pursuant to Rule 477(a) under the Securities Act.

Bingham Dana LLP
www.bingham.com

As of the date of the effectiveness of the Registration Statement, the outstanding shares of Common Stock were, and are as of the date of this letter, are held beneficially and of record by a total of 93 holders. Such holders acquired the shares privately without registration under the Securities Act. Because the outstanding Common Stock is held of record by less than 300 persons, on February 8, 2002 NGPI filed a Form 15 to terminate the registration of its Common Stock under Section 12(g) of the Exchange Act and Rule 12g-4(a)(1)(i) thereunder. In accordance with Rule 12g-4(b), NGPI's obligation under Section 12(g) to file reports pursuant to Section 13(a) of the Exchange Act was suspended immediately upon the filing of the certification of Form 15.

NGPI immediately became subject to the reporting obligations imposed under Section 15(d) of the Exchange Act upon the termination of its Exchange Act reporting obligations under Section 12(g). Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective.

Discussion

We respectfully submit to the Staff that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require NGPI to file any Section 13(a) periodic reports merely because the Registration Statement became effective during 2002.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (October 5, 1983) (the "Release"). In the Release, the

Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available information about the issuer's activities at least through the end of the fiscal year in which it makes a registered offering." *Id.*

Bingham Dana LLP
www.bingham.com

Even though the Registration Statement became effective, the Initial Public Offering was not consummated and NGPI has withdrawn the Registration Statement pursuant to Rule 477 under the Securities Act. As a result, no securities of the Company were sold to the public pursuant to the Registration Statement. Therefore, because NGPI has no investing public to which information about its activities through the end of the fiscal year 2001 should be made available, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ..." The Staff has also recognized in a number of circumstances essentially identical to NGPI's circumstances (i.e. where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act), that a literal reading of Rule 12h-3(c) is not always justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g., OMP, Inc., Lexis 442 (April 2, 2001); Enfinity Corporation, Lexis 1012 (November 30, 1998); Coral Systems, Inc., Lexis 481 (March 31, 1997); Vandalia National Corporation, Lexis 475 (April 21, 1995); Professional Medical Products, Inc., Lexis 539 (June 3, 1994); Central Point Software, Inc., Lexis 842 (August 7, 1992); CareNetwork, Inc., Lexis 128 (January 30, 1991); Bizmart, Inc., Lexis 914 (July 23, 1991); York International Corp., Lexis 621 (March 30, 1990); AIA Services Corporation, Lexis 175 (February 6, 1990)*. Therefore, we respectfully request that the Staff exempt NGPI from the reporting requirements of Sections 15(d) and 13 of the Exchange Act.

Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed.

In the facts described above, the investing public will not realize a benefit from requiring NGPI to file periodic reports required by Section 13(a) of the Exchange Act because NGPI has only a limited number of stockholders, none of whom purchased shares of Common Stock in a registered public offering. On the other hand, the burdens on NGPI of the reporting obligations required by the Exchange Act would be considerable.

Bingham Dana LLP
www.bingham.com

In light of the foregoing, we request, on behalf of NGPI, that the Staff issue a no-action advising us that the Staff will not recommend enforcement action to the Commission if NGPI does not file periodic reports pursuant to Sections 15(d) and 13(a) of the Exchange Act and the Rules promulgated thereunder. Alternatively, we request an exemption on behalf of our client, NGPI, pursuant to Section 12(h) of the Exchange Act from the requirement to file such reports.

As required by Securities Act Release No. 33-6269, one original and seven copies of this letter are being submitted herewith.

If the Staff has any questions concerning this request or requires additional information, please contact either John J. Concannon III (617-951-8874) or Barry N. Hurwitz (617-951-8267) of Bingham Dana LLP. If the Staff disagrees with any of the statements expressed herein, we respectfully request the opportunity to discuss such issues with the Staff prior to the issuance of any written response to this letter.

Very truly yours,

BINGHAM DANA LLP

John J. Concannon III

Barry N. Hurwitz

Enclosures

cc: Kevin Hands, Esq. (Securities and Exchange Commission)